Exhibit 99.1

UNITED BISCUITS FINANCE plc

Quarterly Report

First Quarter 2005

Registered Office: Hayes Park, Hayes End Road, Hayes, Middlesex UB4 8EE, United Kingdom

UNITED BISCUITS FINANCE plc

INDEX TO QUARTERLY REPORT

1.	FINANCIAL AND OPERATING HIGHLIGHTS

2.	UNAUDITED CONDENSED CONSOLIDATED QUARTERLY FINANCIAL STATEMENTS
Unaudited Condensed Consolidated Income Statements for the 16 weeks ended April 23, 2005 and the 16 weeks ended April 24, 2004
Unaudited Condensed Consolidated Statements of Total Recognized Income and Expense for the 16 weeks ended April 23, 2005 and the 16 weeks ended April 24, 2004
Unaudited Condensed Consolidated Balance Sheet as at April 23, 2005 and Audited Condensed Consolidated Balance Sheet as at January 2, 2005
Unaudited Condensed Consolidated Cash Flow Statements for the 16 weeks ended April 23, 2005 and the 16 weeks ended April 24, 2004
Notes to the Unaudited Condensed Consolidated Quarterly Financial Statements

3.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This report includes statements that are, or may be deemed to be, “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, specifically Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. The terms “anticipates,” “believes,” “expects,” estimates,” “intends,” “plans,” “may,” “will” or “should” and other similar expressions identify forward-looking statements, although the absence of such words does not necessarily mean that a statement is not forward-looking. These statements appear in a number of places throughout this report and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, prospects, growth, strategies and the industries in which we operate.

Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from historical results and those expressed or implied in the forward-looking statements as a result of various factors. You should read the section entitled “Risk Factors” in Item 3 of the company’s annual report on Form 20-F filed with the SEC on April 6, 2005 and the company’s other filings and submissions with the SEC for a discussion of some of these factors. You should not place undue reliance on these forward-looking statements. All written and oral forward-looking statements attributable to the company, or persons acting on its behalf, are qualified in their entirety by these cautionary statements. The company undertakes no obligation to publicly update or revise any forward-looking statements, except as may be required by law.

UNITED BISCUITS FINANCE plc

FINANCIAL AND OPERATING HIGHLIGHTS

Financial Summary

You should read the following discussion, together with the unaudited condensed consolidated financial statements of United Biscuits Finance plc and the notes thereto beginning on page 4 hereof. The financial statements of United Biscuits Finance plc and the financial information contained herein has been prepared in accordance with International Financial Reporting Standards, which differs in certain respects from U.S. GAAP.

Turnover from continuing operations in the first quarter of 2005 increased from £319.3 million to £323.6 million compared to the first quarter of 2004, an increase of £4.3 million or 1.3%.

Business profit from continuing operations decreased from £32.8 million in the first quarter of 2004 to £30.6 million in the first quarter of 2005, a decrease of £2.2 million or 6.7%.

	16 weeks ended April 23, 2005	16 weeks ended April 24, 2004 (Restated)(2)
	(£ million)
Continuing Operations
Revenue	323.6	319.3
Cost of goods sold	(197.3)	(192.1)
Gross profit	126.3	127.2
Distribution, selling and marketing expenses	(80.0)	(72.2)
General and administrative expenses	(26.4)	(24.3)
Other income	0.4	2.1
Business interruption insurance income	10.3	—

Business profit(1)	30.6	32.8

(Loss)/profit before financing	(5.0)	14.6
Net financing costs	(57.6)	(47.7)
Taxes	(1.7)	(1.8)
Share of results of joint venture	0.1	0.1

Loss for the period from continuing operations	(64.2)	(34.8)

Net cash inflow from operating activities	0.9	13.1

(1)     Business profit is the primary measure by which our management monitors our business performance. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment for the 16 week period ended April 24, 2004 and the 16 week period ended April 23, 2005 are set out in Note 2 of Notes to the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report.

(2)     The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

Operating Summary

•           Business strategy

Our strategy is to deliver profitable branded growth funded by cost release. A key platform for this strategy is to ensure strong growth from our most important brands. We have prioritized our markets and identified brands that have a strong current consumer appeal, financial scale, high margins and growth potential. We have recently reviewed these to incorporate relevant brands in Jacob’s and Triunfo. We have continued to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer-branded products will continue to be managed to maximize their profit contribution.

Our markets are increasingly influenced by consumer trends towards healthier eating and we are adapting our product development, promotions and marketing initiatives accordingly. Intense competition amongst retailers and growth of discount formats in some markets continues to place pressure on promotional and support costs and the requirement to differentiate branded offerings from retailer brands. In addition, the flood at our Carlisle factory in January 2005 affected our total branded revenue for the first quarter of 2005. Including the revenue generated by Triunfo and Jacob’s in the first quarter of 2004, underlying total priority branded revenue declined by 1.9% and total branded revenue declined by 6.0% in the first quarter of 2005.

We believe that by remaining committed to our strategy we are better placed to respond to the current retail and consumer environment. We remain committed to our program of focused marketing and new product innovation. Launches planned for the first quarter of 2005 have taken place in accordance with this program.

•           Restructuring programs

As at April 23, 2005, plans to integrate Jacob’s into our existing UK business were well progressed with all head office staff now located at our headquarters in Hayes. Full systems integration is not planned until early 2006. We have implemented temporary processes to enable the two operations to be managed as one business until full integration is completed. As part of the integration at April 23, 2005 we had made approximately 120 redundancies.

As at April 23, 2005, significant progress had been made towards integrating Triunfo into our Southern Europe business with systems integration complete and realignment of the brand portfolio in progress. It is anticipated that full integration will be completed during the first half of 2005.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED INCOME STATEMENTS

(UNAUDITED)

	Note	16 weeks ended April 23, 2005	16 weeks ended April 24, 2004 (Restated)(1)
		(£ million)

Revenue	2	323.6	319.3

Cost of goods sold		(197.3)	(192.1)
Gross profit		126.3	127.2
Distribution, selling and marketing expenses		(80.0)	(72.2)
General and administrative expenses		(26.4)	(24.3)
Other income		0.4	2.1
Business interruption insurance income	3	10.3	—

Business profit		30.6	32.8
Depreciation and amortization expense	2	(18.0)	(16.9)
Expenses relating to Carlisle factory flood	3	(1.8)	—
Restructuring and acquisition related expenses	4	(15.8)	(2.1)
Profit on disposal of fixed assets		—	0.8
(Loss)/profit before financing		(5.0)	14.6
Interest receivable	5	1.8	0.8
Interest payable	5	(57.6)	(45.7)
Other finance costs	5	(1.8)	(2.8)
Loss before tax and share of results of joint venture		(62.6)	(33.1)
Taxes		(1.7)	(1.8)
Loss before share of results of joint venture		(64.3)	(34.9)
Share of results of joint venture		0.1	0.1
Loss for the period from continuing operations		(64.2)	(34.8)

Discontinued operations
Loss for the period from discontinued operations	6	—	(1.1)

Loss attributable to shareholder		(64.2)	(35.9)

(1)     The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED STATEMENTS OF TOTAL RECOGNIZED

INCOME AND EXPENSE

(UNAUDITED)

	16 weeks ended April 23, 2005	16 weeks ended April 24, 2004 (Restated)(1)
	(£ million)

Actuarial losses on defined benefit plans, net of deferred tax of £2.4 million (2004: £1.6 million)	(5.6)	(3.6)
Exchange differences on translation of foreign operations, net of deferred tax of £0.7 million (2004: £0.4 million)	1.5	(1.0)
Net loss on derivative financial instruments, net of deferred tax of £0.3 million	(0.9)	—
Net expense recognized directly in equity	(5.0)	(4.6)
Loss attributable to shareholder	(64.2)	(35.9)
Total recognized income and expense for the period	(69.2)	(40.5)

(1)     The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED BALANCE SHEETS

(UNAUDITED)

	Note	At April 23, 2005	At January 2, 2005 (Restated)(1)
		(£ million)
ASSETS
Non-current assets
Intangible assets		825.4	828.3
Property, plant and equipment		413.8	426.0
Investments in joint ventures		5.1	5.2
Deferred tax assets		148.0	151.2
Other non-current assets		0.7	0.9
Total non-current assets		1,393.0	1,411.6
Current assets
Inventories	7	88.3	84.5
Trade and other receivables		285.7	289.3
Derivative financial instruments	11	0.7	1.8
Cash and bank		48.1	77.6
Total current assets		422.8	453.2
TOTAL ASSETS		1,815.8	1,864.8

EQUITY AND LIABILITIES
Shareholder’s equity
Called-up share capital		2.0	2.0
Other reserves		(2.9)	(3.5)
Retained earnings		(794.0)	(724.2)
Total equity	9	(794.9)	(725.7)
Non-current liabilities
Long-term borrowings	10	892.4	920.7
Derivative financial instruments	11	—	0.2
Amount due to parent company	12	953.9	922.4
Retirement benefit obligations		355.8	346.9
Provisions	13	15.2	17.2
Other non-current liabilities		1.1	1.1
Tax payable after one year		7.9	9.7
Deferred taxation		46.0	48.8
Total non-current liabilities		2,272.3	2,267.0
Current liabilities
Trade and other payables		309.5	302.5
Bank overdrafts and loans due within one year	10	6.5	7.2
Derivative financial instruments	11	3.6	3.2
Provisions	13	16.9	10.1
Current tax payable		1.9	0.5
Total current liabilities		338.4	323.5
Total liabilities		2,610.7	2,590.5
TOTAL EQUITY AND LIABILITIES		1,815.8	1,864.8

(1)     The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

(UNAUDITED)

	16 weeks ended April 23, 2005	16 weeks ended April 24, 2004 (Restated)(1)
	(£ million)
Operating activities
(Loss)/profit before financing	(5.0)	14.6
Depreciation and amortization	18.0	16.9
Profit on sale of property, plant and equipment	—	(0.8)
Impairment of property, plant and equipment and goodwill	—	—
Decrease in working capital	7.9	2.1
Restructuring charges and expenses relating to Carlisle factory flood	17.6	2.1
Restructuring and other cash payments from provisions	(13.7)	(7.5)
Cash generated from operations	24.8	27.4
Interest paid	(24.2)	(14.2)
Interest received	1.1	0.5
Income taxes refunded/(paid)	0.3	(0.1)
Other non-operating items	(1.1)	(0.5)
Net cash inflow from operating activities	0.9	13.1

Investing activities
Acquisitions	—	—
Cash acquired through acquisitions	—	—
Cash flows from discontinued operations	(0.6)	(0.8)
Capital expenditure	(8.4)	(12.9)
Disposal of property, plant and equipment	0.2	3.9
Amounts received from joint venture	0.1	0.2
Net cash used in investing activities	(8.7)	(9.6)

Financing activities
Proceeds from bond issue	—	75.0
Repayment of finance leases	(0.5)	(0.6)
Net repayment of finance (including new finance costs)	(20.0)	(52.2)
Net cash used in financing activities	(20.5)	22.2

(Decrease)/increase in cash in the period	(28.3)	25.7
Cash and cash equivalents at beginning of period	77.6	31.4
Exchange adjustments	(1.2)	(1.2)
Cash and cash equivalents at end of period	48.1	55.9

(1)     The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

The Notes to the Unaudited Condensed Consolidated Financial Statements are an integral part of these Condensed Consolidated Financial Statements.

UNITED BISCUITS FINANCE plc

NOTES TO THE UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.     Basis of preparation and description of business

These unaudited condensed consolidated financial statements have been prepared to show the performance of United Biscuits Finance plc and its subsidiaries (collectively the “Company” or the “Group”) for the 16-week periods ended April 23, 2005 and April 24, 2004.

First Time Adoption of International Financial Reporting Standards

For 2005, the Group has adopted International Financial Reporting Standards (“IFRS”) for the first time. Previously, the Group reported under United Kingdom generally accepted accounting principles (“U.K. GAAP”). The Group has applied IFRS 1 ‘First Time Adoption of International Financial Reporting Standards’ (“IFRS 1”) to establish a starting point for reporting under IFRS. The Group’s date of transition to IFRS is January 4, 2004 and all comparative information in these financial statements has been restated to reflect the Group’s adoption of IFRS, except where otherwise required or permitted under IFRS 1. Detailed information on the IFRS transitional arrangements applied by the Group are provided in the accompanying document, Restatement of Financial Information Under IFRS.

Changes in accounting policies

The adoption of IFRS has resulted in changes to the Group’s accounting policies being applied. In many instances, these changes have been applied retrospectively in arriving at the opening balance sheet under IFRS as at January 4, 2004. The accounting policies applied are detailed in the accompanying document, Restatement of Financial Information Under IFRS, which also includes reconciliations of previously reported equity and loss under U.K. GAAP to IFRS at the transition date and at subsequent reporting dates.

Effective from January 2, 2005 the Group has applied IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 ‘Financial Instruments: Recognition and Measurement’. These standards are applied prospectively and therefore no restatements have been made to the income statement for the 52 weeks ended January 1, 2005. The restated balance sheet information included in this report is as at January 2, 2005, following adoption of IAS 32 and IAS 39.

These unaudited condensed consolidated financial statements include all adjustments, consisting only of normal recurring adjustments, that, in the opinion of management, are necessary to present fairly the financial information set forth therein. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted under IFRS have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. Results of operations for the 16-week period ended April 23, 2005 are not necessarily indicative of future financial results.

2.     Segmental Analysis

The Group’s continuing operations are divided into five segments, reflecting the internal region-based operational management structure of the Group. The segments comprise UK, Northern Europe, Southern Europe, International Sales and Central. The UK segment includes the results of operations of Jacob’s since acquisition on September 20, 2004 and the Southern Europe segment includes the results of operations of Triunfo since acquisition, which was effective from August 1, 2004. The results of the Benelux snacks business, which comprised the segment Other, have been reflected as discontinued operations as a consequence of the sale of that business on August 16, 2004.

The results for the 16-week period ended April 24, 2004 have been restated to reflect the adoption of International Financial Reporting Standards.

The key performance measure used by senior management for the purpose of business decision-making and resource allocation is “business profit.”

	UK	Northern Europe	Southern Europe	International Sales	Central	Total
	(£ million)
16 weeks ended April 23, 2005

Total revenue	218.7	54.8	51.9	9.7	—	335.1
Inter-segment revenue(1)	(2.5)	(7.7)	(1.3)	—	—	(11.5)
Group revenue	216.2	47.1	50.6	9.7	—	323.6
Business profit/(loss)	21.4	1.5	9.0	2.6	(3.9)	30.6
Depreciation and amortization expense	(12.4)	(2.2)	(2.2)	—	(1.2)	(18.0)
Restructuring and acquisition related expenses	(15.0)	(0.1)	(0.5)	—	(0.2)	(15.8)
Expenses relating to Carlisle factory flood	(1.8)	—	—	—	—	(1.8)
Profit on disposal of fixed assets	—	—	—	—	—	—
(Loss)/profit before financing	(7.8)	(0.8)	6.3	2.6	(5.3)	(5.0)

Notes are on the following page.

	UK	Northern Europe	Southern Europe	International Sales	Central	Total continuing operations	Discontinued operations	Total operations
	(£ million)
16 weeks ended April 24, 2004(2)

Total revenue	213.4	59.2	47.1	10.6	—	330.3	6.9	337.2
Inter-segment revenue(1)	(1.8)	(7.3)	(1.9)	—	—	(11.0)	—	(11.0)
Group revenue	211.6	51.9	45.2	10.6	—	319.3	6.9	326.2
Business profit/(loss)	23.1	3.7	7.0	3.1	(4.1)	32.8	(0.9)	31.9
Depreciation and amortization expense	(12.2)	(2.0)	(1.7)	—	(1.0)	(16.9)	(0.4)	(17.3)
Restructuring and acquisition related expenses	(0.7)	(0.6)	(0.1)	(0.1)	(0.6)	(2.1)	(0.1)	(2.2)
Profit on disposal of fixed assets	—	—	—	—	0.8	0.8	—	0.8
Profit/(loss) before financing	10.2	1.1	5.2	3.0	(4.9)	14.6	(1.4)	13.2

(1)     Inter-segment turnover is determined based on direct costs plus a margin to reflect overhead costs and profit.

(2)     The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

Depreciation and amortization expense

The nature of depreciation and amortization expense from continuing operations is as follows:

	16 weeks ended April 23, 2005	16 weeks ended April 24, 2004
	(£ million)
Production	13.2	12.0
Distribution, sales and marketing	0.4	0.5
Administration	4.4	4.4
	18.0	16.9

3.     Carlisle factory flood

The Group’s biscuit factory in Carlisle was subject to heavy flooding on January 8 and 9, 2005. The Group carries material damage and business interruption insurance to cover such occurrences. Material damage insurance covers the cost of clean up and repair or replacement of plant and machinery. The Group’s business interruption insurance allows claims for a period of up to 30 months after an event.

The Group is working closely with its advisors and insurers to ensure claims to cover losses are processed on a timely basis to minimize the impact on the Group’s cash flows.

Business interruption insurance income

	16 weeks ended April 23, 2005	16 weeks ended April 24, 2004
	(£ million)

Business interruption insurance income	10.3	—

The Group has recognized £10.3 million of business interruption insurance income for the 16 weeks ended April 23, 2005. This represents claims agreed in respect of this period, of which £5.3 million has been received. An amount of £1.4 million of our second interim business interruption insurance claim has not yet been agreed with our insurers and has not yet been recognized.

Expenses related to Carlisle factory flood

	16 weeks ended April 23, 2005	16 weeks ended April 24, 2004
	(£ million)

Expenses related to Carlisle factory flood	1.8	—

The income statement charge for the 16 weeks ended April 23, 2005 for expenses related to the Carlisle factory flood of £1.8 million. This represents total expenses of £7.8 million less agreed payments from insurers in respect of material damage claims amounting to £6.0 million of which £3.5 million had been paid. The net amount of £1.8 million represents expenses expected to be covered by insurance which are still to be approved by the Group’s insurers and certain other expenses incurred in relation to the flood not covered by insurance, including a £1.0 million insurance excess.

4.     Restructuring and acquisition related expenses

	16 weeks ended April 23, 2005	16 weeks ended April 24, 2004
	(£ million)
Acquisition-related restructuring costs	15.0	—
Factory closures and reorganization	0.8	2.1
	15.8	2.1

Acquisition-related restructuring costs comprise £14.6 million in connection with the integration of Jacob’s with the UK business and £0.4 million in connection with the integration of Triunfo with the Southern Europe business.

5.     Financing

	16 weeks ended April 23, 2005	16 weeks ended April 24, 2004
	(£ million)
Interest receivable
Short-term deposits	0.5	0.6
Other interest	1.0	—
Amortization of debt premium(1)	0.3	0.2
	1.8	0.8

(1)       See Note 10 of Notes to the Unaudited Condensed Consolidated Financial Statements.

	16 weeks ended April 23, 2005	16 weeks ended April 24, 2004
	(£ million)
Interest payable
Senior credit facility	14.5	6.8
Senior subordinated notes	9.7	8.6
Interest rate swaps	0.3	0.9
Bank loans and overdrafts	0.6	0.4
Interest payable to related companies	31.5	28.2
Amortization of finance charges	1.0	0.8
	57.6	45.7

Other finance costs relate to the Group’s defined benefit pension schemes.

6.     Discontinued operations

Amounts relating to the Benelux snacks business for the 16 weeks ended April 24, 2004 totaled £1.1 million, representing a loss from operating activities of £1.4 million offset by a credit from taxation and interest payable of £0.3 million. During the 16 weeks ended April 23, 2005, expenses of £0.6 million, mainly in respect of redundancy costs, were charged against the restructuring provision in respect of the closure of this business.

7.     Inventories

	At April 23, 2005	At January 2, 2005
	(£ million)
Raw materials and consumables	31.7	29.3
Work in progress	7.8	9.6
Finished goods	48.8	45.6
	88.3	84.5

There is no material difference between the replacement cost and historical cost of inventories.

Raw materials and consumables at April 23, 2005 included £5.9 million in respect of consignment inventories. At January 1, 2005 consignment inventories totaled £5.0 million.

8.     Additions to property, plant and equipment

Additions to property, plant and equipment for the first quarter of 2005 totaled £8.4 million (2004: £12.9 million), principally in relation to continued improvements in efficiency, support for new product innovation and quality enhancement.

9.     Changes in equity

	Share capital	Currency translation reserves	Hedging reserve	Retained earnings	Total
	(£ million)
At January 2, 2005, as restated(1)	2.0	(2.5)	(1.0)	(724.2)	(725.7)

Exchange differences on translation of foreign operations, net of deferred tax of £0.7 million	—	1.5	—	—	1.5
Actuarial losses on defined benefit plans, net of deferred tax of £2.4 million	—	—	—	(5.6)	(5.6)
Net loss on derivative financial instruments, net of deferred tax of £0.3 million	—	—	(0.9)	—	(0.9)
Income/(expense) recognized directly in equity	—	1.5	(0.9)	(5.6)	(5.0)
Loss attributable to shareholder	—	—	—	(64.2)	(64.2)
At April 23, 2005	2.0	(1.0)	(1.9)	(794.0)	(794.9)

(1)     The amounts for 2004 have been restated to reflect the adoption of International Financial Reporting Standards (see Note 1 of Notes to the Unaudited Condensed Consolidated Financial Statements).

10.  Borrowings

	At April 23, 2005	At January 2, 2005
	(£ million)
Senior credit facility(1)
Term loan A (£)	256.0	264.8
Term loan B (£)	87.3	98.3
Term loan B (€)	64.2	66.5
Term loan C (£)	146.6	146.5
Term loan C (€)	49.0	50.8
	603.1	626.9

Debentures and other loans(2)
10.750% Sterling senior subordinated notes due 2011	164.6	164.5
10.625% Euro senior subordinated notes due 2011	130.3	135.1
	294.9	299.6

Finance lease obligations	0.9	1.4

Total gross borrowings	898.9	927.9

Analysis by maturity
Repayable as follows:
After more than five years	682.2	702.9
Between four and five years	68.0	70.4
Between three and four years	58.3	60.4
Between two and three years	48.7	50.4
Between one and two years	35.2	36.6
	892.4	920.7
Under one year	6.5	7.2
	898.9	927.9

(1)     Represents amounts owed to lenders of £612.8 million less unamortized issue costs amounting to £9.7 million (at January 2, 2005: £637.0 million less £10.1 million).

(2)     Represents amounts owed to bondholders of £296.3 million less unamortized issue costs amounting to £7.9 million, plus unamortized portion of debt premium amounting to £6.5 million (at January 2, 2005: £301.2 million less £8.4 million, plus £6.8 million).

11.  Derivative financial instruments

	At April 23, 2005	At January 2, 2005

Derivative assets

Cash flow hedges
Forward currency contracts	0.4	1.7
Interest rate swaps	0.2	0.1
	0.6	1.8
Fair value hedges
Forward currency contracts	0.1	—
	0.7	1.8

Derivative liabilities

Cash flow hedges
Forward currency contracts	2.2	1.6
Interest rate swaps	1.2	1.5
	3.4	3.1
Fair value hedges
Forward currency contracts	—	—
	3.4	3.1
Trading
Commodity contracts	0.2	0.3
	3.6	3.4

Of which, amounts due in more than one year	—	0.2

12.  Related party transactions

Amounts due to Runecorp, the Group’s immediate parent company falling due after more than one year comprise:

	At April 23, 2005	At January 2 2005

Amounts due to Runecorp
Loans	877.8	855.3
Accrued interest (payable on maturity in 2049)	76.1	67.1
Total	953.9	922.4

Amounts due to Runecorp of £953.9 million principally represent loans granted by Runecorp’s parent companies, Deluxestar Limited and Solvecorp Limited, in favor of Runecorp, the proceeds from which have been passed down to the Company, plus accrued interest thereon.

The terms of these loans, which are broadly mirrored in the terms of the loans granted by Runecorp to the Company, are as follows:

1.       £145 million dual convertible discounted preferred securities due 2049, which constitute notes valued at £33.1 billion, issued by Deluxestar Limited. These notes were issued in two tranches: on April 25, 2000 notes amounting to £28.2 million were issued reflecting a discount factor of 11.72001% and on July 11, 2000 a further tranche of notes amounting to £116.8 million was issued reflecting a discount factor of 11.77124%. The carrying value, which is also deemed to be the fair value, at April 23, 2005, was £248.2 million (at January 2, 2005: £240.1 million).

2.       £400 million deep discount bonds due 2049 issued by Solvecorp Limited, which constitute unsecured loan notes valued at £134.1 billion. These notes were issued in two tranches: on April 25, 2000 notes amounting to £280.6 million were issued reflecting a discount factor of 12.01686% and on July 17, 2000 a further tranche of notes amounting to £119.4 million was issued reflecting a discount factor of 12.08541%. The carrying value, which is also deemed to be the fair value, at April 23, 2005 was £700.9 million (at January 2, 2005: £677.6 million)

Interest is accrued on the loans in line with the discount factors applied at inception. Each year on the anniversary of the issue date, all accrued interest is rolled-up into the principal balance outstanding. All principal and accrued interest is payable on maturity of the loans in 2049.

13.  Provisions

	As at April 23, 2005	As at January 2, 2005
	(£ million)

Restructuring	21.5	14.7
Onerous contracts	6.3	7.9
Other	4.3	4.7
	32.1	27.3
Of which, amounts due in more than one year	15.2	17.2

During the 16 weeks ended April 23, 2005 a plan for the integration of the Jacob’s business into the Group’s existing UK business was established. The plan included the introduction of temporary processes to enable the two operations to be managed as one business until full integration in early 2006 and the implementation of an appropriate management structure to support a single business, which resulted in approximately 120 redundancies during the quarter. During the quarter, restructuring provisions of £8.3 million in respect of the integration were made, principally in relation to redundancy costs.

14.  Contingent liabilities

On April 17, 2003, the Group signed a put and call option agreement to acquire a company that supplies and distributes crisps and snack products in the United Kingdom via a van sales force. The terms of the put and call options were updated during 2004. The option agreement provides the Group with security in relation to this route to market, however, the Group could be required to purchase the business at the other party’s discretion at any time. It is anticipated that if the option were to be exercised, the cost of acquisition would not exceed £15.0 million.

The Group is involved in multiple lawsuits in France over the “smiley face” trademark used on the mini BN products marketed in France. Mr. Loufrani, a French citizen, claims to have been the registered owner of the trademark since September 27, 1991, the date of his filing with the French trademark office. Following a number of court hearings, on April 1, 2003, the Group’s lawyers asked for the matter to be removed from the list of outstanding cases in view of the fact that a Settlement Agreement had been proposed. This was agreed to. There was then a two-year timescale in which the case could be reinstated. Mr. Loufrani had the case reinstated with effect from March 31, 2005. The Group has filed an opposition to Mr. Loufrani’s new Community Trademark application. The Group’s annual sales of mini BN products in 2004 were €15.6 million (approximately £11.0 million).

In 1997, the Group’s operating subsidiary in the Netherlands, Koninklijke Verkade N.V. (“Verkade”), initiated negotiations with property developers Dura Vermeer Bouw Amsterdam B.V. (“Dura”) to sell its entire factory site located at Zaandam, the Netherlands. No agreement was reached and negotiations ceased. A dispute has arisen whereby Dura claim an agreement was reached, which under local law was legally binding. The Group continues to resist the claim.  The Group has provided €300,000 (approximately £0.2 million) in respect of the costs of defending the claim and any costs for which there may be a valid claim. Based on legal advice, Verkade sold its chocolate factory, which is a part of the Zaandam site, to a third party in 2004. Subsequently Dura served a summons on Verkade in November 2004 for €14 million (approximately £9.9 million). Verkade has filed a defense to the summons and is strongly contesting the claim.

UNITED BISCUITS FINANCE plc

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

United Biscuits Finance plc, together with its subsidiaries, is the largest manufacturer and marketer of biscuits in the United Kingdom and Iberia and the second largest manufacturer and marketer of biscuits in France, the Netherlands and Belgium. It is also the leading manufacturer and marketer of packaged nuts and the second largest manufacturer and marketer of savory snacks and crisps in the United Kingdom.

Significant Factors Affecting Results of Operations

Our consolidated results of operations this quarter have been affected by a number of factors, including acquisitions and dispositions, the flood at our manufacturing facility at Carlisle (see Note 3 of Notes to the Unaudited Condensed Consolidated Financial Statements), restructuring programs and our business strategy of profitable branded growth. In addition, the comparability of our results of operations for this quarter versus certain other quarters is affected by seasonality and our accounting periods.

Acquisitions and Dispositions

On August 2, 2004, we completed the acquisition of Triunfo from Nutrinveste SGPS, S.A. As a result of the acquisition of Triunfo, which was effective from August 1, 2004, we are the leading biscuit manufacturer and marketer in Portugal. Triunfo manufactures some of the most well known brands in the Portuguese biscuit sector, including: Proalimentar, Hookie, Clasicas, Waferland, Corintia and Chipmix.

On August 16, 2004 we completed the sale of our Benelux snacks business to Roger & Roger S.A. The results of this business through the date of disposal have been reflected as discontinued operations.

On September 20, 2004, we completed the acquisition of Jacob’s from Danone. Jacob’s is a United Kingdom biscuit and snacks manufacturer and marketer with a strong presence in the savory biscuit and crackers and crispbread segments of the United Kingdom biscuit market. The acquisition of Jacob’s has strengthened our brand portfolio, particularly in the savory biscuit segment. Jacob’s portfolio of well-known brands includes: Jacob’s Cream Crackers, Club, Cheddars, Thai Bites and Twiglets. In addition, Jacob’s are licensed to manufacture and market the Nabisco brand Ritz in the United Kingdom and Ireland and the Danone brand TUC in the United Kingdom.

References in this report to “UB Finance” are to United Biscuits Finance plc. Unless the context otherwise requires, references in this report to “we,” “us,” “our”, the “company” and the “group” refer collectively to UB Finance and its subsidiaries.

Restructuring Programs

In 2001, our management, as part of their overall strategic review of the company, embarked on a comprehensive cost-saving program based on implementing operating efficiencies, improving our procurement process, eliminating overhead costs and rationalizing manufacturing capacity. During the first quarter of 2005, we continued to realize the benefits of our cost-saving initiatives.

During 2005 and 2006 the focus of our restructuring programs will be on the integration of Jacob’s into our existing UK business and delivering the benefits expected from a combined business. Over this period we expect to incur costs of between £20 to £25 million in connection with the integration. On the basis that we incur these costs, we anticipate that our plans could deliver ongoing annual cost-savings of approximately £15 to £20 million, achieving at least one third of the savings in 2005, a further one third in 2006, making two thirds in the year, and full benefits from 2007 following completion of the planned systems integration.

As at April 23, 2005, significant progress had been made towards integrating Triunfo into our Southern Europe business. It is anticipated that full integration will be completed during the second quarter.

Business Strategy

Our strategy is to deliver profitable branded growth funded by cost release. A key platform for this strategy is to ensure strong growth from our most important brands. We have prioritized our markets and identified brands that have a strong current consumer appeal, financial scale, high margins and growth potential. We have recently reviewed these to incorporate relevant brands in Jacob’s and Triunfo. We have continued to prioritize marketing support and innovation behind these priority brands to drive higher levels of profitable branded growth. The remaining branded and retailer-branded products will continue to be managed to maximize their profit contribution.

Our markets are increasingly influenced by consumer trends towards healthier eating and we are adapting our product development, promotions and marketing initiatives accordingly. Intense competition amongst retailers and growth of discount formats in some markets continues to place pressure on promotional and support costs and the requirement to differentiate branded offerings from retailer brands. In addition, the flood at our Carlisle factory in January 2005 has affected our total branded revenue for the first quarter of 2005. Our total branded revenue declined by 6.0% in the first quarter of 2005, compared to the first quarter of 2004 after including the results of Jacob’s and Triunfo.

Seasonality

Our sales are generally higher towards the end of the year because consumer demand for our products is typically higher during the Christmas and New Year holiday season. Our working capital position is also affected by the seasonality of our business as we build up inventories during the third fiscal quarter.

As a result of the seasonality of our sales and our fiscal accounting conventions (as discussed below), the results of our operations for any given fiscal quarter will not necessarily be indicative of our results for the full year or any other fiscal quarter.

Accounting Periods

Due to the nature of our business and the food industry in general, we manage our business and financial accounting on a weekly basis. Our fiscal year consists of 52 calendar weeks and is divided into 13 periods, each consisting of four calendar weeks. Our first fiscal quarter consists of four four-week periods, totaling 16 weeks, and our remaining three fiscal quarters each consists of three four-week periods, totaling 12 weeks. Every five or six years, we lengthen the final period of our fiscal year to five weeks, so that our fourth quarter consists of 13 weeks and our fiscal year consists of 53 weeks. Our 2003 fiscal year consisted of 53 weeks. Our next fiscal year, covering 2005, will consist of 52 weeks and will end on December 31, 2005.

Southern Europe presents its financial information based on 12 calendar months and a fiscal year ended December 31. Its results are included in our consolidated results on the following basis:

Southern Europe quarter ended	Corresponding UB fiscal quarter

March 31	Quarter 1 (16 weeks)
June 30	Quarter 2 (12 weeks)
September 30	Quarter 3 (12 weeks)
December 31	Quarter 4 (12/13 weeks)

In our opinion, the difference in reporting periods does not have a material effect on reported results.

Jacob’s currently presents its financial information based on 12 calendar months and a fiscal year ended December 31. Until Jacob’s accounting systems are fully integrated into the UK business, its results will be consolidated on the same basis as the Southern Europe business.

As a result of the seasonality of our sales, as discussed above, and our fiscal accounting conventions, our results of operations for any given fiscal quarter will not necessarily indicate our results for the full year or any other fiscal quarter.

Results of Operations

Our operations are now managed through a region-based organizational structure with five segments. These segments comprise.

UK

Markets and manufactures biscuits, cakes, savory snacks, packaged nuts and crisps in the United Kingdom and markets biscuits, cakes and savory snacks, packaged nuts and crisps in the Republic of Ireland. The results of Jacob’s have been included in this segment since acquisition.

Northern Europe	Markets and manufactures biscuits in France, the Netherlands and Belgium.

Southern Europe	Markets and manufactures biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia. The results of Triunfo have been included in this segment since acquisition.

International Sales	Exports branded products to approximately 100 countries around the world through third party distributors.

Central	Includes corporate governance costs, including executive costs, and the costs of our legal, company secretarial, pension administration, tax and treasury functions.

The segmental performance analysis included in this discussion is based on these units.

First Quarter of 2005 Compared to First Quarter of 2004

The flood at our Carlisle factory in January 2005 has affected revenue, cost of goods sold, gross profit, distribution, selling and marketing expenses and general and administrative expenses for the first quarter of 2005. We have, however, included £10.3 million of business interruption insurance income in our income statement. This represents claims agreed in respect of the first quarter of 2005. Our business profit therefore reflects this income. An amount of £1.4 million of our second interim business interruption insurance claim has not yet been agreed with our insurers and has not been included as income for this quarter.

To facilitate the presentation of Business Profit, the Group’s primary measure of business performance, on the face of the income statement, the amounts for cost of goods sold, distribution, selling and marketing expenses and general and administrative expenses in the financial statements exclude depreciation and amortization. In the financial statements, depreciation and amortization is presented in total as a separate line item below business profit.

Revenue

Our revenue reflects sales to third parties after trade discounts and excludes sales-related taxes. Trade discounts include sales incentives, up-front payments and other non-discretionary payments. We derive our revenue from manufacturing and marketing biscuits and savory snacks in the United Kingdom, Ireland, France, the Netherlands and Belgium and from our export business. We also derive revenues from marketing and manufacturing biscuits, dry dessert mixes, fruit juice, canned meat and tomato products in Iberia.

	First Quarter		%
Continuing operations	2005	2004	Change
	(£ million)
Revenue	323.6	319.3	1.3
Add: Triunfo	—	5.3
Add: Jacob’s	—	27.2
Adjusted revenue	323.6	351.8	(8.0)

Revenue from continuing operations increased from £319.3 million in the first quarter of 2004 to £323.6 million in the first quarter of 2005, an increase of £4.3 million, or 1.3%. Including the revenue generated by Triunfo and Jacob’s in the first quarter of 2004, underlying revenue declined by £28.2 million, or 8.0%.

Cost of goods sold

Our cost of goods sold includes the costs of ingredients, packaging materials, direct labor and manufacturing overhead. The major ingredients we use are flour, sugar, cocoa and chocolate, dairy products, fats and oils, nuts, fruits, potatoes and flavorings. Our labor costs include salaries, hourly wages and other direct costs of employment. Productivity improvements and restructuring programs have reduced labor costs. Manufacturing overhead includes the cost of utilities, plant supervision and management costs, technical and engineering support costs, health and safety compliance costs, maintenance and insurance costs, quality control costs and depreciation expenses relating to manufacturing equipment.

	First Quarter		% Change
Continuing operations	2005	2004
	(£ million)
Cost of goods sold	197.3	192.1
Add: Depreciation and amortization expense	13.2	12.0
Cost of goods sold including depreciation and amortization expense	210.5	204.1	3.1
Add: Triunfo	—	3.2
Add: Jacob’s	—	18.4
Adjusted cost of goods sold including depreciation and amortization expense	210.5	225.7	(6.7)

Cost of goods sold from continuing operations, including related depreciation and amortization expense, increased from £204.1 million in the first quarter of 2004 to £210.5 million in the first quarter of 2005, an increase of £6.4 million, or 3.1%. Including the cost of goods sold by Triunfo and Jacob’s in the first quarter of 2004, underlying cost of goods sold, including related depreciation and amortization expense, decreased by £15.2 million, or 6.7%. Included within the cost of goods sold for the first quarter of 2005 are un-recovered direct factory costs at Carlisle, which we anticipate will be recovered through our insurance claims.

Gross Profit

	First Quarter		% Change
Continuing operations	2005	2004
	(£ million)
Revenue	323.6	319.3
Less: Cost of goods sold including depreciation and amortization expense	210.5	204.1
Gross profit	113.1	115.2	(1.8)

Adjusted revenue	323.6	351.8
Less: Adjusted cost of goods sold including depreciation and amortization expense	210.5	225.7
Adjusted gross profit	113.1	126.1	(10.3)

Gross profit decreased from £115.2 million in the first quarter of 2004 to £113.1 million in the first quarter of 2005, a decrease of £2.1 million, or 1.8%. This equated to a gross profit margin of 35.0% in the first quarter of 2005 compared to 36.1% in the first quarter of 2004. After adjusting for the gross profit earned by Triunfo and Jacob’s in the first quarter of 2004, underlying gross profit decreased by £13.0 million, or 10.3%.

Distribution, selling and marketing expenses

Our distribution expenses represent the cost of warehousing our products and transporting them to our distributors and retail customers. Our selling expenses represent operating costs associated with our sales force, including employee compensation and commissions. Our marketing expenses consist of advertising expenses and marketing overhead costs. Our distribution, selling and marketing expenses also include costs associated with new product development.

	First Quarter		% Change
Continuing operations	2005	2004
	(£ million)
Distribution, selling & marketing expenses	80.0	72.2
Add: Depreciation and amortization expense	0.4	0.5
Distribution, selling & marketing expenses including depreciation and amortization expense	80.4	72.7	10.6
Add: Triunfo	—	2.4
Add: Jacob’s	—	10.7
Adjusted distribution, selling & marketing expenses including depreciation and amortization expense	80.4	85.8	(6.3)

Distribution, selling and marketing expenses, including related depreciation and amortization expense, increased from £72.7 million in the first quarter of 2004 to £80.4 million in the first quarter of 2005, an increase of £7.7 million, or 10.6%. After adjusting for the distribution, selling and marketing expenses incurred by Triunfo and Jacob’s in the first quarter of 2004, underlying distribution, selling and marketing expenses, including related depreciation and amortization expense, decreased by £5.4 million or 6.3%.

General and administrative expenses

Our general and administrative expenses consist primarily of costs associated with our finance, human resources, procurement, information technology, research and development and general management functions. Research and development costs are incurred for the development of new products and the enhancement of existing products.

	First Quarter		% Change
Continuing operations	2005	2004
	(£ million)
General and administrative expenses	26.4	24.3
Add: Depreciation and amortization expense	4.4	4.4
General and administrative expenses including depreciation and amortization expense	30.8	28.7	7.3
Add: Triunfo	—	0.5
Add: Jacob’s	—	3.1
Adjusted general and administrative expenses including depreciation and amortization expense	30.8	32.3	(4.6)

Our general and administrative expenses, including related depreciation and amortization expense, increased from £28.7 million in the first quarter of 2004 to £30.8 million in the first quarter of 2005, an increase of £2.1 million, or 7.3%. After adjusting for the general and administrative expenses incurred by Triunfo and Jacob’s in the first quarter of 2004, underlying general and administrative expenses, including related depreciation and amortization expense,  decreased by £1.5 million or 4.6%.

The majority of administrative costs is directly related to the individual operations of our business units and are consequently charged to and reflected in the segmental operating results discussed below. The balance of administrative costs that are not included within the segmental results are considered central costs and represent corporate governance costs including executive costs, legal and company secretarial, pension administration, tax and treasury functions. These costs have decreased from £4.1 million in the first quarter of 2004 to £3.9 million in the first quarter of 2005.

Other income

Our other income consists of royalties received in connection with long-standing licensing arrangements for some brands in Japan and the United States, as well as realized exchange gains and losses from business operations. The results of undertaking hedging in connection with foreign currency transactions and interest rate swaps are included within the Consolidated Statement of Changes in Equity.

Business interruption insurance income

Our business interruption insurance income of £10.3 million represents claims agreed in respect of the first quarter of 2005, of which £5.3 million was received. An amount of £1.4 million of our second interim business interruption insurance claim has not yet been agreed with our insurers and has not been included as income for this quarter.

Business Profit

Business profit from continuing operations is the primary measure by which our management monitors our business performance. Due to our highly leveraged status, we believe that business profit also provides useful information to our investors and lenders regarding our ability to meet future debt service requirements, our cash-generating capability and our ability to comply with financial covenants. Business profit by segment are set out in Note 2 of Notes to the Unaudited Condensed Consolidated Financial Statements included elsewhere in this report. Business profit excludes depreciation and amortization expenses.

	First Quarter		% Change
Continuing operations	2005	2004
	(£ million)
Business profit from continuing operations	30.6	32.8	(6.7)
Add: Triunfo	—	1.1
Add: Jacob’s	—	(0.4)
Adjusted business profit from continuing operations	30.6	33.5	(8.7)

Business profit for the first quarter of 2005 was £30.6 million compared to £32.8 million in the first quarter of 2004, a decrease of £2.2 million, or 6.7%. After adjusting for the business profits earned by Triunfo and Jacob’s in the first quarter of 2004, underlying business profit decreased by £2.9 million or 8.7%. Business profit for the first quarter includes £10.3 million business interruption insurance income, which represents claims agreed in respect of the first quarter of 2005. An amount of £1.4 million of our second interim business interruption claim has not yet been agreed with our insurers. Under IFRS we are unable to include this amount in business profit. If we had been able to include our full claim, underlying business profit would have decreased by £1.5 million, or 4.5%.

Our business profit for the 52 weeks ended April 23, 2005, was £159.7 million compared to business profit, as restated under IFRS, of £161.9 million for the 52 weeks ended January 1, 2005.

The pro forma business profit from continuing operations for the 52 weeks ended April 23, 2005 would have been £171.8 million if both Triunfo and Jacob’s had been acquired as of the beginning of the financial period. This pro forma result does not include any anticipated cost savings or other effects of the integration of Jacob’s or Triunfo, and it does not include any further adjustment in respect of the flood at our Carlisle factory. Accordingly this amount is not necessarily indicative of the results that would have occurred if the acquisitions had occurred on the date indicated, or that may result in the future.

Segmental Performance

Commentary about our branded product revenues included in segmental performance is based on internal management data, which enables us to make comparisons between the revenues for the first quarter of 2005 and the revenues for the same period in 2004. For the purpose of preparing the UK and Southern Europe segmental performances, the management data for the first quarter of 2004 has been updated to include the pre-acquisition management data for Jacob’s and Triunfo for the first quarter of 2004 as if the acquisitions had occurred at the beginning of such quarter.

UK

Revenue increased from £211.6 million in the first quarter of 2004 to £216.2 million in the first quarter of 2005, an increase of £4.6 million, or 2.2%. After adding the revenue generated by Jacob’s in the first quarter of 2004, underlying revenue declined by £22.6 million, or 9.5%. The flood at our Carlisle factory in January 2005 has adversely affected revenue for the first quarter of 2005.

As with our other markets, January was characterized by a particularly slow start across both biscuits and snacks. Sales have gradually improved as the quarter has progressed with brand initiatives gaining momentum. In the first quarter of 2005, McVitie’s and Hula Hoops have been re-launched and supported with television advertising, resulting in excellent diagnostic feedback. We also continue to launch and embed new products, especially through McCoy’s and go ahead!. McCoy’s Specials have been launched in the Adult Premium crisps and snacks market, again supported by television advertising, which has been well received by the target market. This launch is building on the brand strength of McCoy’s and has produced strong results in the first quarter of 2005. Our go ahead! Yogurt Breaks have been the best selling new product in the U.K. healthier sector during the first quarter of 2005 contributing towards the brand’s market share gains. We have also achieved price increases on all priority brands during the first quarter of 2005 and the majority of our other branded products.

McVitie’s core sales increased by 0.2% in the first quarter of 2005 compared to the first quarter of 2004. This was predominantly due to “Every Day Treats” sales growth of 9.0% offset by lower “Every Day Biscuits” sales in the same period. McVitie’s Jaffa sales declined by 4.9% in the first quarter of 2005 compared to the first quarter of 2004 due to decreased promotional support in 2005. Sales of go ahead! increased by 18.0% in the first quarter of 2005 compared to the first quarter of 2004 driven by growth on existing products and sales of new products, for example the continued success of go ahead! Yogurt Breaks and Granola Bars. This is in line with our focus on the healthier market, which continues to grow. Jacobs branded revenue increased by 4.3% in the first quarter of 2005 compared to the first quarter of 2004. The strong growth was largely driven by Jacobs Crackers with revenue growth of 14.7% supported by the launch of Jacobs Essentials. McVitie’s Cake showed a slight decline of 3.6% in the first quarter of 2005 compared to the first quarter of 2004, affected by the Manor Bakeries “Mr. Kipling” re-launch that has included heavy television advertising support. However, sales improved significantly towards the end of the quarter. Non-branded biscuit sales decreased by 45.4% in the first quarter of 2005 compared to the first quarter of 2004, predominantly driven by lost sales resulting from the Carlisle factory flood. Overall, total biscuit sales declined by 13.4% in the first quarter of 2005 compared to the first quarter of 2004.

The U.K. savory snacks market declined in the first quarter of 2005, but remained highly competitive. Notwithstanding this, McCoy’s sales increased 9.3% in the first quarter of 2005 compared to the first quarter of 2004 due to the launch of Specials. McCoy’s Specials have gained an estimated 7.5% share by value of the Adult Premium crisps & snacks market in the quarter and were supported by television advertising and in-store activity. KP nuts showed slight growth in the first quarter of 2005 compared to the first quarter of 2004. Sales of Hula Hoops declined by 5.2% in the first quarter of 2005 compared to the first quarter of 2004, although the re-launch of the brand at the end of the first quarter, consisting of new varieties, improved on-shelf packaging and television advertising support, has slowed the decline and is expected to show benefits in future performance. Mini Cheddars sales declined in the first quarter of 2005 compared to the first quarter of 2004 due to competitor activity within the Everyday crisps and snacks market segment. In total, branded snacks sales declined by 4.6% in the first quarter of 2005 compared to the first quarter of 2004. Non-branded snacks sales increased by 15.8% in the same period. Overall, total snacks sales decreased by 1.9% in the first quarter of 2005 compared to the first quarter of 2004.

Business profit for the first quarter of 2005 was £21.4 million compared to £23.1 million in the first quarter of 2004, a decrease of £1.7 million, or 7.4%. After adjusting for the business loss incurred by Jacob’s in the first quarter of 2004, underlying business profit decreased by £1.3 million or 5.7%. The flood at our Carlisle factory in January 2005 has affected our business profit for the first quarter of 2005. Business profit for the first quarter includes £8.5 million business interruption insurance income, which represents claims agreed in respect of the first quarter of 2005. An amount of £1.4 million of our second interim business interruption claim has not yet been agreed with our insurers, of which £1.1 million relates to our UK business. Under IFRS we are unable to include this amount in business profit. If we had been able to include this claim, underlying business profit would have decreased by £0.2 million, or 0.9%. This reduction was the result of decreased volume and the effect of cost inflation offset by cost saving initiatives, price rises, increased manufacturing efficiency, favorable raw material purchase prices and favorable foreign exchange gains.

Northern Europe

Revenue decreased from £51.9 million in the first quarter of 2004 to £47.1 million in the first quarter of 2005, a decrease of £4.8 million, or 9.2%. In local currency, revenue decreased by 11.0% in the first quarter of 2005 compared to the first quarter of 2004. Market conditions in France have been particularly challenging recently, continuing the trend from the fourth quarter of 2004. The children’s market segment declined by 8% during the first quarter of 2005 compared to last year, partly prompted by government guidance to schools to discontinue the mid-morning snack. The growth of discount retail formats in Northern Europe is also leading retailers to focus on value offerings and private labels. In common with our other markets, Northern Europe in January saw a particularly slow start and trading levels have progressively improved.

Priority brand biscuit sales declined 8.7% and total branded biscuit sales declined 11.4% in the first quarter of 2005 compared to the first quarter of 2004. This was due to lower sales of BN and Delacre product. BN sales decreased 11.9% in the first quarter of 2005 compared to the first quarter of 2004 with the effect of the declining children’s segment being partially offset through innovation. Sales of Delacre also declined in the first quarter of 2005 compared to the first quarter of 2004. Sales of Sultana increased by 1.9% in the first quarter of 2005 compared to the first quarter of 2004, despite competition resulting from continuing retail pressure in the Netherlands and the launch of private label copies of Sultana Fruit Biscuit. Verkade sales grew by 5.7% in the first quarter of 2005 compared to the first quarter of 2004 with a strong performance from Verkade Chocolate.

We continue to manage our Northern Europe business through an extremely competitive phase by maximizing the benefits from products that continue to have strong consumer appeal, mainly those emphasizing healthy credentials and minimizing the impact of lower sales on products subject to intense pressures. Our strategy of focusing on higher margin products and driving manufacturing cost-savings has resulted in an increasing gross margin trend. Further cost-saving initiatives are being implemented that are expected to drive improvements in manufacturing efficiency. In addition, we are implementing an Enterprise Resource Planning operating system across the whole region. We have maintained our marketing expenditure in the first quarter of 2005 compared to the first quarter of 2004. The lower sales level has resulted in a decline in business profit from £3.7 million in the first quarter of 2004 to £1.5 million in the first quarter of 2005, a decrease of 59.5%. We are further increasing innovation activity behind our brands to respond to the competitive market conditions and the consumer trend towards healthier products.

Southern Europe

Revenue increased from £45.2 million in the first quarter of 2004 to £50.6 million in the first quarter of 2005 an increase of £5.4 million, or 11.9%. In local currency, revenue increased by 8.7% in the first quarter of 2005 compared to the first quarter of 2004. After adding the revenue generated by Triunfo in the first quarter of 2004, underlying revenue increased by £0.1 million, or 0.2%.

Priority brand sales increased by 1.4% and total branded sales decreased by 2.8% in the first quarter of 2005 compared to the first quarter of 2004. As a result of a strong performance from the launch of Mini Oreo, Oreo sales increased by 15.6%. The successful launch of Fontaneda Sin in March 2004 in the healthier market resulted in Fontaneda sales increasing by 5.6% in the first quarter of 2005 compared to the first quarter of 2004. Sales of Chiquilin decreased by 2.1% over the same period. Sales of Chiquilin Ositos and Energy are performing well with the support of television advertising. Chipmix increased sales by 5% in the first quarter of 2005 compared to the first quarter of 2004, after a strong 2004 performance, which was supported through television advertising. Sales of Filipinos decreased by 15.2% in the same period due to strong private label competition and pricing pressures. Sales from Triunfo core increased by 10.6% in the first quarter of 2005 compared to the first quarter of 2004, benefiting from our increased scale in the Portuguese market.

Business profit increased to £9.0 million in the first quarter of 2005 compared to £7.0 million the first quarter of 2004, an increase of £2.0 million or 28.6%. This reflects the benefits resulting from increased sales of higher margin products, price increases and cost-saving initiatives, offset by increased marketing expenditure, lower volumes and inflation. After adjusting for the business profits earned by Triunfo in the first quarter of 2004, underlying business profit increased by £0.9 million, or 11.1%.

International Sales

Our strategy for International Sales is to manage the existing portfolio of revenues to improve the overall profitability of the export business by prioritizing investment and reducing activity in non-profitable areas. Sales decreased from £10.6 million in the first quarter of 2004 to £9.7 million in the first quarter of 2005. The flood at our Carlisle factory in January 2005 has adversely affected revenue for the first quarter of 2005. The decrease has been offset by the effect of price increases and favorable product mix.

Business profit for the first quarter of 2005 was £2.6 million compared to £3.1 million in the first quarter of 2004, a decrease of £0.5 million, or 16.1%. The flood at our Carlisle factory in January 2005 has affected our business profit for the first quarter of 2005. Business profit for the first quarter includes £1.8 million business interruption insurance income, which represents claims agreed in respect of the first quarter of 2005. An amount of £1.4 million of our second interim business interruption claim has not yet been agreed with our insurers, of which £0.3 million relates to our International Sales business. Under IFRS we are unable to include this amount in business profit. If we had been able to include this claim, underlying business profit would have decreased by £0.2 million, or 6.5%. The decrease was the result of adverse movements of the U.S. dollar, partially offset by price increases and favorable product mix.

Expenses related to Carlisle factory flood

The income statement charge for the 16 weeks ended April 23, 2005 for expenses related to the Carlisle factory flood of £1.8 million represents total expenses of £7.8 million less agreed payments from insurers in respect of material damage claims of £6.0 million, of which we have received £3.5 million. The net expense of £1.8 million represents amounts expected to be covered by insurance, but which are still to be approved by the Group’s insurers, and certain other expenses incurred in relation to the flood not covered by insurance, including a £1.0 million insurance excess.

Restructuring and acquisition related expenses

Restructuring and acquisition related expenses for the first quarter of 2005 totaled £15.8 million and consisted of £14.6 million in connection with the integration of Jacob’s with the UK business, £0.4 million in connection with the integration of Triunfo with the Southern Europe business, £0.4 million in relation to the closure of our biscuit factory in Ashby-de-la-Zouch and £0.4 million in connection with other overhead reduction initiatives and manufacturing efficiency programs.

In the first quarter of 2004, restructuring and acquisition related expenses totaled £2.1 million and consisted of £1.2 million in restructuring charges relating to the implementation of the ways of working review across our UK supply chain, £0.7 million relating to our Northern Europe overhead-reduction program and £0.2 million in connection with other overhead-reduction initiatives and manufacturing efficiency projects.

Liquidity and Capital Resources

Overview

During the past three years, our principal sources of funds have been cash generated from our operating activities, dispositions of assets and long-term borrowings. Our principal uses of cash are to fund capital expenditures, the non-capital restructuring costs associated with implementing our cost-saving initiatives, working capital and debt service and repayment obligations. During 2004, we raised additional funds to finance the acquisitions of Jacob’s and Triunfo.

Cash Flows

Net cash inflow from operating activities

We had a net cash inflow of £0.9 million in respect of operating activities during the first quarter of 2005. This comprised an inflow of £24.8 million cash generated from operations, £1.1 million interest received and £0.3 million income taxes refunded, offset by £24.2 million interest paid and £1.1 million from other non-operating items. The cash generated from operations includes a decrease in working capital of £7.9 million. The increase to interest paid of £10.0 million compared to 2004 occurred due to the higher borrowings and a change in our interest payment dates, in the first quarter of 2005 compared to the first quarter of 2004.

In the first quarter of 2004, we had a net cash inflow in respect of operating activities of £13.1 million comprising £27.4 million cash generated from operations and £0.5 million of interest received, offset by £14.2 million interest paid, £0.1 million income taxes paid and £0.5 million from other non-operating items. The cash generated from operations includes a decrease in working capital of £2.1 million.

Net cash used in investing activities

In addition to cash flows from operating activities, we had a net cash outflow from investing activities of £8.7 million in the first quarter of 2005 comprising £8.4 million capital expenditure and an outflow of £0.6 million in connection with the disposal of our Benelux snacks business offset by an inflow of £0.2 million from disposal of property, plant and equipment and an inflow of a £0.1 million in connection with a loan made to us by our joint venture, KP Ireland Limited.

In the first quarter of 2004, we had a net cash outflow of £9.6 million comprising £12.9 million capital expenditure and an outflow of £0.8 million in connection with the disposal of our Benelux snacks business, offset by an inflow of £3.9 million from disposals of property, plant and equipment and an inflow of a £0.2 million in connection with a loan made to us by our joint venture, KP Ireland Limited.

Net cash used in financing activities

In the first quarter of 2005, we had a net cash outflow of £20.5 million in connection with financing activities. The outflow comprised a £20.0 million voluntary senior credit facility prepayment and £0.5 million repayment of finance leases.

In the first quarter of 2004, we had a net cash inflow of £22.2 million. This comprised £75.0 million of proceeds received following the issue of additional 10.75% Senior Subordinated Sterling Notes and 10.625% Senior Subordinated Euro Notes on February 16, 2004, offset by repayment of £10.0 million of our revolving credit facility and a voluntary prepayment of £40.0 million against our term loan A, both under our senior credit facility, £2.2 million in relation to fees and expenses incurred in connection with the issue of the notes and £0.6 million repayment of finance leases.

Debt Service Obligations

Senior Credit Facility

Our senior credit facility agreement (“senior facility”) was entered into in connection with the acquisition of United Biscuits (Holdings) plc in April 2000. The loan facilities were used to finance the UB acquisition, support the refinancing of our senior subordinated bridge facility and the repayment, on May 1, 2001, of $125.0 million aggregate principal amount of 9% Notes due 2001. On April 9, 2003, following an amendment to the senior facility, the senior facility comprised a term loan A of £250.0 million and a revolving facility of £225.0 million. We borrowed the full £250.0 million of the term loan, of which £5.0 million was repaid as a scheduled repayment in October 2003, and borrowed £184.0 million under the revolving facility.

On February 13, 2004 we received a letter of consent from the senior facility agent to waive or amend some of the provisions of the senior facility to reflect, among other things: a potential acquisition in Southern Europe, see “—Significant Factors Affecting our Results of Operations— Acquisitions and Dispositions;” and the issuance of new senior subordinated notes under the related indenture and the subsequent use of part of the proceeds to prepay £40.0 million of term loan A.

On February 18, 2004 we repaid a further £40.0 million of our term loan A after we issued the new senior subordinated notes. See “—Senior Subordinated Notes.” The repayment, in accordance with the letter of consent, was allocated against the scheduled term loan A repayments due in 2004 and the balance thereafter was allocated against the term loan A scheduled repayment due in April 2005, leaving a balance of approximately £10 million repayable in April 2005.

On September 20, 2004, our senior facility, then comprising a term loan A of £204.9 million and a revolving facility of £225.0 million of which £184.0 million was drawn down as a loan and £9.5 million was provided as ancillary facilities and a letter of credit, was refinanced. We raised new funds of £252.5 million to finance the acquisition of Jacob’s. An amount of £243.5 million of the new funds was drawn down and utilized to finance the acquisition totaling approximately £207.7 million, fund the related costs of acquisition and costs of financing totaling an estimated £15 million and the remainder was made available to fund our working capital requirements.

On April 5, 2005, we made a voluntary prepayment of £20.0 million against our senior debt obligations. We elected that the prepayment be offset against term loan B. Under the voluntary prepayment provisions, term loan B lenders may instead elect to receive term loan A prepayments. A number of term B lenders made this election and therefore £8.9 million of the prepayment was allocated against term loan A, reducing principal repayments proportionately, and £11.1 million was allocated against term loan B.

At April 23, 2005 the senior facility comprised £612.4 million term loans A, B and C which had been drawn down, and which had been increased by an unfavorable foreign exchange movement of £0.4 million since inception, and a revolving facility of £50.0 million.

Details of the loans are set out below:

Senior Debt	Amount	Margin	Type	Maturity
	(£ million)
Term loan A (£)	258.5	2.25% over Libor	Amortizing	April 28, 2010
Term loan B (£)	88.9	2.75% over Libor	Bullet	September 20, 2010
Term loan B (€)	65.2	2.625% over Euribor	Bullet	September 20, 2010
Term loan C (£)	150.0	4.50% over Libor	Bullet	January 15, 2011
Term loan C (€)	50.2	4.375% over Euribor	Bullet	January 15, 2011
	612.8
Revolving credit facility	50.0	2.25% over Libor	Bullet	March 20, 2010
Total	662.8

As of April 23, 2005 we were scheduled to make the following principal repayments on term loan A under the senior facility:

Year	Total payment amount
(£ million)
2005	7.7
2006	37.3
2007	50.8
2008	60.4
2009	70.0
2010	32.3
Total	258.5

The revolving facility is available for general corporate purposes and allows for revolving advances, the provision of up to £35.0 million of ancillary facilities to cover the day-to-day banking requirements of subsidiary companies, and the issuance of letters of credit and bank guarantees up to an aggregate amount of £50.0 million outstanding at any time. Each advance made under the revolving facility must be repaid on the last day of each interest period relating to it, although amounts are available to be re-borrowed, subject to the maximum limit available under the facility.

An amount of £9.4 million has been drawn down as ancillary facilities under the revolving facility. A total of £8.4 million is to cover the day-to-day requirements of the UK business, £7.2 million of this being for the provision of two overdraft facilities and £1.2 million covering contingent liabilities, such as bank guarantees. The balance of £1.0 million is in respect of a letter of credit issued to one of our banks. The letter of credit covers an overdraft facility for the Group’s subsidiaries in the Netherlands. There were no drawings under any of the overdraft facilities as of April 23, 2005. In addition to the ancillary facilities, a letter of credit was issued on June 18, 2004 for €0.2 million (approximately £0.1 million), to cover a flour commodity hedging arrangement with one of our banks. The hedging arrangement had not been utilized as of April 23, 2005. As of April 23, 2005, £40.5 million was available to be drawn down under the revolving facility.

Advances under the facilities bear interest at rates per annum equal to LIBOR (EURIBOR on the euro tranche) plus a margin as set out above, plus, where appropriate, any applicable mandatory liquid asset costs. There is a margin adjustment mechanism in place in respect of term loans A and B and the margin may be reduced based on the ratio of total net debt to EBITDA (as defined in the senior facility) reflected in the financial statements delivered for the previous accounting quarter, but not before delivery of the financial statements for the fiscal quarter ending April 23, 2005.

We are required to comply with financial covenants under the senior facility and these were revised as part of the refinancing. The specified consolidated financial ratios for EBITDA to net cash interest and total net debt to EBITDA were amended and we are now required to maintain a cash flow to total debt service ratio. We must now maintain:

•    EBITDA to net cash interest ratio ranging from 1.70 to 1.0 for the fiscal quarter ending July 16, 2005 to 2.75 to 1.0 for the fourth fiscal quarter of 2009 and for every fiscal quarter afterwards; and

•    total net debt to EBITDA ratio ranging from 5.70 to 1.0 for the fiscal quarter ending July 16, 2005 to 3.0 to 1.0 for the fourth fiscal quarter of 2009 and for every fiscal quarter afterwards; and

•    cash flow to total debt service shall not be less than 1.0 to 1.0 for the fiscal quarter ending July 16, 2005 and every fiscal quarter afterwards.

The senior facility places annual limits on our maximum capital expenditure and restructuring costs. These limits decrease from year to year, from £80.0 million in 2005 down to £60.0 million in 2008 and each fiscal year thereafter. There is the ability to carry forward for one year any unspent capital expenditure and restructuring costs, in any given year, of £20.0 million and the right to pull forward into the current fiscal year an amount not exceeding £10.0 million from the capital expenditure and restructuring costs limit for the following fiscal year.

In addition we are required to make mandatory prepayments in some circumstances out of the net proceeds we receive from asset disposals, insurance claims and surplus cash. We are also permitted to make voluntary prepayments on the term loans A and B under the senior facility and on the term loan C when the term loans A and B and the revolving facility have been repaid in full.

Our forecasts for 2005 indicate that we will be in compliance with all of our financial covenants under the senior facility and we were in compliance for the first fiscal quarter of 2005. However, the flooding of our Carlisle factory could have an impact on our financial covenants. Under IFRS we cannot credit our EBITDA with the amount of business interruption insurance claims that we have made unless we have certainty that those claims will be paid. We do not expect that this will ultimately be an issue. However, there is a possibility that our EBITDA for a fiscal quarter will not reflect full credit for the business interruption claims that we have already made and will be making for a particular period. We have reviewed the potential impact and tested this against our financial covenants. As a result, we do not expect that we will breach our financial covenants as a consequence, although no assurance can be given in this respect.

Senior Subordinated Notes

On April 17, 2001, we issued £120.0 million 10¾% senior subordinated notes and €160.0 million 10 5/8% senior subordinated notes. The notes are due in 2011 when they will be redeemable at par. Interest is payable on April 15 and October 15 of each year. Our subsidiary, Regentrealm Limited, guarantees the senior subordinated notes. The proceeds of the issue were used together with our other cash resources to repay a senior subordinated bridge facility.

On February 16, 2004 we issued £45.0 million additional 10.75% senior subordinated sterling notes due 2011 at a premium of 11% and €32.5 million additional 10.625% senior subordinated euro notes due 2011 at a premium of 13%, receiving total proceeds of £75.0 million. The additional notes were issued on the same terms and under the same indenture as the existing notes. Of the proceeds, £1.0 million was used to finance the issuance costs, £40.0 million to prepay a portion of our senior facility and the remainder to finance the acquisition of Triunfo.

The notes are listed on the Luxembourg Stock Exchange. We may redeem the notes at any time on or after April 15, 2006. If we undergo a change of control or sell certain of our assets, we may be required to offer to purchase the notes from the noteholders.

General Considerations

We believe that the cash flow generated from our operating activities, together with borrowings under the senior facility, should be sufficient to fund our debt service requirements, working capital needs, anticipated capital expenditures and restructuring costs and other operating needs in the 2005 financial year.

Senior Management

Robert Bradish, who has been a member of the boards of directors of both United Biscuits Finance plc and Regentrealm Limited since December 21, 2000, resigned as a director of each of the companies with effect from April 7 and April 8, 2005, respectively.